 EXHIBIT 99.1

January 18, 2022

Mr. Craig Kauffman
Chief Executive Officer
Codorus Valley Bancorp, Inc.
105 Leader Heights Road
York, PA 17405

VIA EMAIL

Craig,

I don’t know if you saw JPMorgan Chase & Co.’s (“JPM”) most recent earnings presentation, but I would highlight the below page for you:

250 Park Avenue

7th Floor

New York, NY 10177

1

A few points:

First, JPM’s return on tangible common equity (“ROTCE”) for 2021 was 19%. By contrast, Codorus Valley Bancorp, Inc.’s (“CVLY”) ROTCE for 3Q21 was 9.68%.1

Second, given “short-term headwinds” (several of which, “continued low-rate environment” and “inflationary pressures on expense”), JPM expects ROTCE to decrease in the immediate term. CVLY is obviously also facing one very large headwind that JPM is not facing: the cost of “defending” against one of CVLY’s largest shareholders, including, without limitation, responding to litigation that, based on the inactions of CVLY’s counsel, CVLY seems to have no interest in settling.

Third, despite short-term headwinds, JPM still expects to deliver an approximately 17% ROTCE over the “medium term.” As shown in Exhibit A, since 2000, CVLY’s ROTCE has never exceed 14.10% for any year. In fact, for 2000 through 2020, CVLY’s median ROTCE was 10.14%.

Fourth, to point out the obvious, there is no buyer for JPM: to the extent that Jamie Dimon is unable to deliver acceptable returns (as a standalone company) to JPM shareholders, he does not have the alternative of selling at a premium. I believe that there are a number of publicly traded banking organizations that are very interested in acquiring CVLY at a significant premium to the current (and even the highest) trading price for CVLY’s common stock. My strong suspicion is (i) that you know who those potential buyers are, (ii) what they might be willing to pay to CVLY shareholders in a sale and (iii) nevertheless, with the approval of a board of directors (the “Board”) who cares little for shareholders, you have not only failed to pursue, but have actually dissuaded, buyer interest.

So, what does this all mean? Well, to put it in as simple terms as possible, CVLY has historically failed to deliver acceptable returns, which has contributed to marked underperformance (measured by total return) relative to peers. As a reminder of this underperformance, see the total return comparison on Exhibit B. Rather than taking steps to improve performance, it appears to me that Board has become pre-occupied with defending against one of its largest shareholders, which, in my experience, can quickly turn into a costly proposition. Unfortunately, shareholders will look to you, not the Board, for explanation of CVLY’s financial results and my guess is that they will hold you responsible for CVLY’s performance, including the impact of increased expenses associated with the defense against one of CVLY’s shareholders. At the same time, (i.e., while the stock is trading around $22 per share, representing only the slightest premium to tangible book value), I believe there are a number of interested parties who might offer shareholders consideration worth in excess of $31 per share (implying a valuation of approximately 1.5x tangible book value) in a sale.

Driver Opportunity Partners I L.P. (“Driver”) is in business to make money for its investors. With respect to Driver’s investment in CVLY, the objective is to increase the value of our shares and the most important question for us is not how but how much? Put another way, to the extent that you can demonstrate that it is reasonable to believe that CVLY will start to produce superior returns in a reasonable timeframe, we will happily endorse you and your strategic plan. Unfortunately, however, there is nothing we have seen to date that suggests (i) you understand the specifics of the challenge before you (including the types of returns necessary for CVLY to earn its independence), (ii) your strategic plan is more than vague aspirations untethered to results or (iii) that, assuming a well thought out strategic plan exists, you are capable of executing on that plan.2

The median ROTCE for 3Q21 for the “selected peers” identified in CVLY’s most recent investor presentation is 13.82%. While that type of performance is likely a stretch for CVLY, as I mentioned, I believe performing in line with peer medians is still not enough for CVLY to earn its independence. The median 3Q21 ROTCE for the five banks with the highest ROTCE for the 19 selected peers is 16.05%. Pardon the vernacular, but I don’t think that CVLY has a snowball’s chance of producing a 16.05% ROTCE any time in the foreseeable future and I don’t think you do either.

 ___________________

1 Data for JPM is from JPM filings. Data for CVLY and “selected peers” is from S&P Capital IQ. Return on tangible common equity and return on average tangible common equity are used interchangeably.

2 Not for nothing, but I don’t think the “focus on commercial business” you have mentioned is supposed to lead to an increase in problem assets if executed properly.

I have noted that the Board recently increased the benefits that you would receive in a change of control and gave you a very generous equity award.3 Rather than wasting time talking about plans that neither exist, nor, if they did, would produce above peer returns, why don’t we both further our own interests by working together to find a buyer who will increase value for all shareholders?

#nounearnedindependence

Very truly yours,

/s/ J. Abbott R. Cooper

 ____________________

3 https://www.sec.gov/ix?doc=/Archives/edgar/data/806279/000089710121000762/codorus211146_8k.htm and

https://www.sec.gov/ix?doc=/Archives/edgar/data/0000806279/000089710121000938/codorus211395_8k.htm

2

Exhibit A

Source: S&P Capital IQ

3

Exhibit B

Total Return Comparison

Period ended 12/31/21	CVLY	Dow Jones U.S. Micro Cap Bank Index	Difference
1 year	30.45%	45.99%	(1,554) bps
3 years	16.47%	47.07%	(3,060) bps
5 years	(0.68)%	46.77%	(4,745) bps

Source: S&P Capital IQ

4